UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
                                             -----------------------------
Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:        July 31, 2006
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . . 0.15

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

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1. Investment Company Act File Number:        Date examination completed:

811-07925	                              January 31, 2005

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2. State Identification Number:

AL             AK             AZ             AR             CA           CO
CT             DE             DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD             MA             MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC             ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):N/A

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3. Exact name of investment company as specified in registration statement:

WesMark Funds

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4. Address of principal executive office (number,street,city,state,zip code):

Federated Investors Tower
1001 Liberty Avenue
Pittsburgh, PA  15222-3779
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission?s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company?s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT






INDEPENDENT AUDITORS' REPORT

WesMark Funds
Compliance Officer,
1 Bank Plaza, 5th Floor,
Wheeling, West Virginia. WV - 26003

To the Board of Trustees of the WesMark Funds:

Portfolios of WesMark Funds	              File No.

WesMark West Virginia Municipal Bond Fund    811-07925
WesMark Growth Fund	                     811-07925
WesMark Balanced Fund	                     811-07925
WesMark Bond Fund			     811-07925
WesMark Small Company Growth Fund	     811-07925


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that the WesMark Funds' (the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of January 31, 2005. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed, without prior notice to management, as of January 31, 2005, and with respect to agreement of security purchases and sales, for the period from December 28, 2004 (the date of our last examination) through January 31, 2005:

1. Confirmation of all securities held by the Federal Reserve Book Entry System (FED) and/or by The Depository Trust Company (DTC);

2. Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

3. Reconciliation of all such securities to the books and records of each Fund and the Custodian; and

4. Agreement of in total 20 security purchases and security sales or maturities since our last report from the books and records of the Company to broker confirmations.


We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2005 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


DELOITTE & TOUCHE LLP

February 18, 2005






Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act of 1940

February 18, 2005


Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116


We, as members of management of WesBanco Wheeling, the Custodian of the WesMark Funds (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of January 31, 2005 and from December 28, 2004 (last examination date) through January 31, 2005.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2005, and from December 28, 2004 (last examination date) through January 31, 2005, with respect to securities reflected in the investment account of the Company.



David B. Ellwood
WesBanco Bank, Inc.
Senior Vice President
Investment Department